

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2007

Mr. Drew Bonnell
Secretary, Treasurer and Chief Financial Officer
Eden Energy Corp.
200 Burrard Street, Suite 1925
Vancouver, British Columbia V6C 3L6

> **Re:** **Eden Energy Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed December 19, 2006**
> **File No. 000-31503**

Dear Mr. Bonnell:

    We have completed our review of your 2005 Form 10-KSB, and related amendment, and do not, at this time, have any further comments.

                    Sincerely,

                    Karl Hiller
                    Branch Chief